UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                 For the fiscal year ended December 31, 1999

                                       OR

[   ]    TRANSITION  REPORT  PURSUANT  TO  SECTION  15 (d)  OF THE  SECURITIES
         EXCHANGE  ACT OF 1934

           For the transition period from __________ to __________

                        Commission file number 001-12929

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

   COMMSCOPE, INC. OF NORTH CAROLINA EMPLOYEES PROFIT SHARING AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                               COMMSCOPE, INC.
                               ---------------
            (Exact name of registrant as specified in its charter)

                 DELAWARE                       36-4135495
      (State or other jurisdiction of        (I.R.S. Employer
       incorporation or organization)       Identification No.)

          1375 LENOIR RHYNE BOULEVARD, HICKORY, NORTH CAROLINA 28602
                   (Address of principal executive offices)
                                   (Zip Code)

                                (828) 324-2200
             (Registrant's telephone number, including area code)

--------------------------------------------------------------------------------
COMMSCOPE, INC. OF NORTH CAROLINA EMPLOYEES PROFIT SHARING AND SAVINGS PLAN

Financial Statements for the Years Ended
December 31, 1999, 1998 and 1997, Supplemental
Schedules for the Year Ended December 31, 1999 and Independent Auditors' Report

COMMSCOPE, INC. OF NORTH CAROLINA EMPLOYEES PROFIT SHARING AND SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            Page
                                                                            ----

INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL  STATEMENTS  AS OF DECEMBER  31, 1999 AND 1998 AND FOR
  THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997:

  Statements of Net Assets Available for Benefits                             2
  Statements of Changes in Net Assets Available for Benefits                  3
  Notes to Financial Statements                                              4-9

SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1999 AND FOR THE YEAR
  THEN ENDED:

  Schedule H, line 4i - Schedule of Assets Held for Investment
    Purposes at Year End                                                     10
  Schedule H, line 4j - Schedule of Reportable Transactions                  11


NOTE: Other supplemental schedules have been omitted because, in the opinion of the plan administrator, or in the opinion of the trustee, no events requiring such schedules to be filed occurred during the year ended December 31, 1999.

INDEPENDENT AUDITORS' REPORT

To the Participants and Administrator
  of the CommScope, Inc. of North Carolina
  Employees Profit Sharing and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the CommScope, Inc. of North Carolina Employees Profit Sharing and Savings Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

May 26, 2000

COMMSCOPE, INC. OF NORTH CAROLINA EMPLOYEES PROFIT SHARING AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                        1999           1998
                                                    ------------   ------------
ASSETS

INVESTMENTS, AT FAIR VALUE (Notes 1, 2, 6 and 7):
  Mutual funds                                      $ 83,633,117   $ 74,945,279
  Common trust fund                                    6,929,130      4,384,840
  Company stock funds                                 27,026,809     12,570,354
  Loans to participants                                6,929,017      6,214,530
                                                    ------------   ------------

           Total investments                         124,518,073     98,115,003
                                                    ------------   ------------

RECEIVABLES:
  Employer's contribution                                 96,609          9,187
  Participants' contributions                            297,384         26,880
                                                    ------------   ------------

           Total receivables                             393,993         36,067
                                                    ------------   ------------

TOTAL ASSETS                                         124,912,066     98,151,070

LIABILITIES - Excess contributions                         7,237           --
                                                    ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS                   $124,904,829   $ 98,151,070
                                                    ============   ============


See notes to financial statements.

COMMSCOPE, INC. OF NORTH CAROLINA EMPLOYEES PROFIT SHARING AND SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
--------------------------------------------------------------------------------

                                                        1999           1998           1997
                                                    ------------   ------------   ------------

ADDITIONS:
  Investment income:
     Net appreciation in fair value of
        investments (Notes 2, 7 and 8)              $ 18,433,174   $ 10,291,667   $  7,450,479
     Interest and dividend income (Notes 2 and 8)      4,933,008      4,980,431      3,773,503
                                                    ------------   ------------   ------------
          Total investment income                     23,366,182     15,272,098     11,223,982

  Contributions:
     Employer's (Notes 1 and 8)                        5,459,083      5,433,319      7,007,901
     Participants' (Notes 1 and 8)                     4,794,962      4,220,987      4,160,515
     Transfers from other plans (Notes 2 and 3)          301,348        238,113        459,563
                                                    ------------   ------------   ------------
          Total contributions                         10,555,393      9,892,419     11,627,979
                                                    ------------   ------------   ------------

          Total additions                             33,921,575     25,164,517     22,851,961

DEDUCTIONS - Benefits paid to participants             7,167,816      6,854,277      2,942,063
                                                    ------------   ------------   ------------

NET INCREASE                                          26,753,759     18,310,240     19,909,898

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                   98,151,070     79,840,830     59,930,932
                                                    ------------   ------------   ------------

  End of year                                       $124,904,829   $ 98,151,070   $ 79,840,830
                                                    ============   ============   ============


See notes to financial statements.

COMMSCOPE, INC. OF NORTH CAROLINA EMPLOYEES PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
--------------------------------------------------------------------------------

1.  DESCRIPTION OF THE PLAN

    The following brief description of the CommScope, Inc. of North Carolina Employees Profit Sharing and Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

    General - The Plan is a defined contribution plan covering all domestic employees of CommScope, Inc. of North Carolina and subsidiaries ("CommScope" or the "Company"), who have completed one hour of service with the Company (defined as the first day of the calendar month following the completion of one hour of service) for the salary deferral savings portion of the Plan and employees who have completed 1,000 hours of service with the Company (defined as the first day of the fiscal year following the completion of 1,000 hours of service) for the employer discretionary profit sharing portion of the Plan. The Plan was formed June 1, 1992 when the CommScope, Inc. Employee Stock Plan was terminated and plan assets and liabilities were combined with those of the CommScope, Inc. Employee Savings Plan to form the CommScope, Inc. of North Carolina Employees Profit Sharing and Savings Plan. The combination of the two plans had no effect on the individual participant account balances or total assets. For those participants who were enrolled in both plans, their account balances were consolidated. The predecessor Employee Savings Plan became effective November 28, 1988 and was designed to comply with the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and Sections 401(a) and 401(k) of the Internal Revenue Code as amended by the Tax Reform Act of 1986.

    The Plan was amended effective July 28, 1997 to change its name from CommScope, Inc. Employees Profit Sharing and Savings Plan to CommScope, Inc. of North Carolina Employees Profit Sharing and Savings Plan.

    The Plan was amended effective January 1, 1995 to allow a participant to elect a cash option distribution for a portion of the employer discretionary profit sharing portion of the Plan. Under this amendment, a participant may elect to receive up to 30% of his employer discretionary profit sharing contribution in cash. If this election is not made, a cash option account is established and maintained for each participant to which is credited the cash option distribution and earnings thereon. The remaining 70% of the employer discretionary profit sharing contribution is allocated to participant accounts based on their salary deferral savings investment elections. In addition, vested participants who are eligible for distributions may elect to defer their distribution and continue investment in the Plan. During 1999, the discretionary profit sharing contribution consisted of $406,995 in deferred cash options and $3,533,028 for the remaining 70% of contributions. During 1998, the discretionary profit sharing contribution consisted of $378,454 in deferred cash options and $3,813,579 for the remaining 70% of contributions. During 1997, the discretionary profit sharing contribution consisted of $527,665 in deferred cash options and $4,902,766 for the remaining 70% of contributions. The Plan allows participants who attain age 70-1/2 the election to have life expectancies recalculated.

    Participant Accounts - Each participant's account reflects the participant's contributions and withdrawals, as applicable, and allocations of (a) the Company's contributions and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    Contributions - Participants may elect to contribute any whole percentage up to 10% of their compensation on a tax deferred basis. Upon enrollment in the Plan, a participant may direct his or her contributions, in increments of 10%, to any of nine fund options. Participants may change or transfer their investment options without restriction. For each plan year, the Company may make a matching contribution equal to 50% of the first 4% of compensation that is contributed by each participant through salary reduction contributions. The Company may increase its matching contribution for any plan year in a consistent and non-discriminatory manner. In addition, for each plan year, the Company may make a discretionary cash contribution to the Plan in such amount as the Board of Directors will determine.

    The Company matching contributions are non-participant directed in that they are automatically contributed into the CommScope Stock Fund. Prior to the Distribution on July 28, 1997 (see Note 3), the nonparticipant-directed Company matching contributions were made to the General Instrument Common Stock Fund ("GI Stock Fund"). The Company discretionary profit sharing contributions, including cash option distributions, are allocated to any of the nine participant fund options, as directed by the participants.

    Two additional participant-directed funds, General Instrument Corporation Stock Fund ("General Instrument Stock Fund") and General Semiconductor, Inc. Stock Fund ("General Semiconductor Stock Fund"), held participant investments under the Plan at December 31, 1998. As described more fully in
    Note 3, the Company liquidated the assets of these two funds shortly after December 31, 1998. Collectively, the CommScope Stock Fund, GI Stock Fund, General Instrument Stock Fund and General Semiconductor Stock Fund are referred to as the "Company Stock Funds".

    Vesting - Participants are immediately vested in their contributions, cash option distributions and related earnings. Participants become fully vested in the Company's discretionary profit sharing contributions and related earnings after the completion of five years of continuous employment with the Company, involuntary termination, age 65, permanent disability, at death or at the liquidation or dissolution of the Company. If a participant terminates his employment with the Company for reasons other than normal retirement, permanent disability or death, his "vested interest" in the Company's discretionary contribution will be determined by a savings plan committee. If a participant terminates employment before he has a vested interest in his account, the amount of the Company's discretionary contribution which is not fully vested is forfeited by the participant and is used to reduce future matching and discretionary Company contributions.

    Loans to Participants - Participants can obtain loans for up to the lesser of $50,000 or 50% of their vested account balance. The interest rate charged on these loans is prime rate plus one percent. The participant is required to repay the loan in monthly installments and can elect a one to five year repayment plan (fifteen years for the purchase of a primary residence).

    Payment of Benefits - Withdrawals from a participant's account are permitted upon termination, death, disability or financial hardship, as defined by the Plan. Distributions are paid in a single sum in cash or in cash plus that number of whole shares allocated to the participant's accounts in the CommScope common stock fund.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting - The accompanying financial statements have been prepared using the accrual method of accounting.

    Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the fair value of shares held by the Plan at year end. Units of the Vanguard Retirement Savings Trust are valued at fair value at year end, which approximates contract value. Guaranteed investment contracts held by the Vanguard Retirement Savings Trust are benefit responsive, providing a guarantee by the issuer to pay principal plus accrued interest in response to benefit-related requests for payment. The Company Stock Funds are valued at year-end unit closing price (comprised of year-end market price for shares held by the fund plus the value of money market reserves). The loans to participants are valued at cost plus accrued interest which approximates fair value.

    Purchases and sales of fund investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

    Transfers from Other Plans - Transfers from other plans represent rollovers recorded when new employees who elect enrollment in this Plan transfer account balances from other plans.

    Payments of Benefits - Benefits are recorded when paid.

    Expenses of the Plan - All administrative expenses of the Plan are paid by the Company.

    Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

    Reclassifications - The Plan has adopted AICPA Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters. As a result, the 1998 and 1997 financial statements have been revised to eliminate certain by-fund disclosures. In addition, certain prior year amounts have been reclassified to conform to the 1999 presentation.

3. CHANGES TO PLAN FUNDS RESULTING FROM CHANGES IN THE PLAN SPONSOR'S CORPORATE STRUCTURE

    Prior to July 28, 1997, the Company was an indirect wholly owned subsidiary of General Instrument Corporation ("GI"), a company with publicly traded common stock listed on the New York Stock Exchange. Through a series of transactions that was consummated on July 28, 1997 (the "Distribution Date"), GI distributed to stockholders of record all of the outstanding shares of common stock of its wholly owned subsidiaries, CommScope and NextLevel Systems, Inc. ("NextLevel Systems"), in a transaction structured as a tax-free spin-off (the "Distribution"). GI retained no ownership interest in either CommScope or NextLevel Systems. Following the Distribution, GI was renamed General Semiconductor.

    Effective February 2, 1998, NextLevel Systems changed its name to General Instrument Corporation ("General Instrument"). Subsequent to the Distribution, each of the companies has publicly traded common stock listed on the New York Stock Exchange.

    As a result of the Distribution, all Plan investments in the GI Stock Fund at the Distribution Date were sold and reinvested in appropriate proportionate amounts of the CommScope Stock Fund, General Instrument Stock Fund and General Semiconductor Stock Fund.

    Subsequent to the Distribution Date, no employee or employer contributions could be directed to the General Instrument Stock Fund or the General Semiconductor Stock Fund under the Plan. Effective as of December 31, 1998, the Company discontinued both of these plans and liquidated their assets shortly thereafter. The liquidated assets were allocated to other funds within the Plan as designated by the affected participants

4.  TAX STATUS OF THE PLAN

    The Internal Revenue Service has determined and informed the Company by a letter dated August 9, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan's administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.  PLAN TERMINATION

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

6.  RELATED PARTY TRANSACTIONS

    Certain Plan investments are shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company ("Vanguard"). Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions which are exempt from the prohibited transactions rules.

7.  INVESTMENTS

    The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                                      December 31,
                                                                -------------------------
                                                                   1999          1998
                                                                -----------   -----------

    Vanguard Wellington Fund, 820,080 and 820,240 shares,
        respectively                                            $22,929,424   $24,074,050
    VMMR - Federal Portfolio, 17,859,505 and 15,997,326
        shares, respectively                                     17,859,505    15,997,327
    Vanguard Index - 500 Portfolio, 221,193 and 217,432
        shares, respectively                                     29,934,010    24,776,522
    Vanguard U.S. Growth, 160,307 and 127,381 shares,
        respectively                                              6,978,168     4,775,503
    Vanguard Retirement Savings Trust, 6,929,130 and
        4,384,840 shares, respectively                            6,929,130     4,384,840
    CommScope Stock Fund, 670,432 and 535,310 shares,
        respectively *                                           27,026,809     8,999,902
    Loans to participants                                         6,929,017     6,214,530

    * Nonparticipant-directed.



    During 1999, 1998 and 1997, the Plan's investments, including investments bought and sold, as well as held during the year, appreciated in value by $18,433,174, $10,291,667 and $7,450,479, respectively, as follows:


                                    Years Ended December 31,
                             ---------------------------------------
                                1999          1998          1997
                             -----------   -----------   -----------

       Mutual Funds          $ 4,884,016   $ 5,889,876   $ 6,596,994
       Company Stock Funds    13,549,158     4,401,791       853,485
                             -----------   -----------   -----------

                             $18,433,174   $10,291,667   $ 7,450,479
                             ===========   ===========   ===========

8.  NONPARTICIPANT-DIRECTED INVESTMENTS

    Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                December 31,
                                         ---------------------------
                                            1999            1998
                                         -----------     -----------
     Net Assets:
       CommScope Stock Fund              $27,026,809      $8,999,902
                                         ===========     ===========


                                                  Years Ended December 31,
                                        --------------------------------------------
                                            1999            1998            1997 *
                                        ------------    ------------    ------------

     Changes in Net Assets:
       Employer's contributions         $  1,454,086    $  1,364,045    $  1,415,864
       Participants' contributions           394,769         281,013         234,443
       Transfers from other plans             64,654          25,032          61,728
       Investment Income                  13,445,325       1,807,494       1,367,514
       Benefits paid to participants      (1,102,189)       (464,799)       (238,610)
       Transfers to/from participant-
          directed investments             3,770,262       2,678,640      (4,556,289)
                                        ------------    ------------    ------------

                                        $ 18,026,907    $  5,691,425    $ (1,715,350)
                                        ============    ============    ============


* Includes activity of the GI Stock Fund, which was discontinued and whose assets were transferred to other funds effective as of the Distribution Date, July 28, 1997 (see note 3 for further explanation).

                                    *********

COMMSCOPE, INC. OF NORTH CAROLINA EMPLOYEES PROFIT SHARING AND SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT YEAR END
DECEMBER 31, 1999
--------------------------------------------------------------------------------

                                                          Number of
  Identity of                                              Shares/
     Issuer       Description                               Units          Cost        Fair Value
 --------------   ------------------------------------   -----------   ------------   ------------

 * Vanguard       Vanguard Wellington Fund                   820,080   $ 21,067,762   $ 22,929,424

 * Vanguard       VMMR-Federal Portfolio                  17,859,505     17,859,505     17,859,505

 * Vanguard       VFIF-GNMA Portfolio                        360,246      3,686,278      3,552,025

 * Vanguard       Vanguard Index-500 Portfolio               221,193     16,695,551     29,934,010

 * Vanguard       Vanguard STAR Portfolio                     60,367      1,048,938      1,099,283

 * Vanguard       Vanguard U.S. Growth Portfolio             160,307      5,346,599      6,978,168

 * Vanguard       Vanguard International Growth
                    Portfolio                                 56,945      1,024,694      1,280,702
                                                                       ------------   ------------

                              Total                                      66,729,327     83,633,117

 * Vanguard       Vanguard Retirement Savings              6,929,130      6,929,130      6,929,130
                    Trust

 * CommScope      CommScope Stock Fund                       670,432     15,550,478     27,026,809

 * Participants   Loans to participants, with interest
                  rates ranging from 7% to 11%                  --        6,929,017      6,929,017
                                                                       ------------   ------------

                              TOTAL INVESTMENTS                        $ 96,137,952   $124,518,073
                                                                       ============   ============


* Denotes party-in-interest.

COMMSCOPE, INC. OF NORTH CAROLINA EMPLOYEES PROFIT SHARING AND SAVINGS PLAN

SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS (5%)
YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------

                                                                           Current
                                                                           Value of
Identity of                                                                Asset on
  Party       Description of     Purchase       Selling       Cost of     Transaction
 Involved         Asset            Price         Price         Asset         Date        Net Gain
 ---------    ---------------   -----------   -----------   -----------   -----------   -----------

CommScope     CommScope
              Stock Fund

                185 Purchases   $18,602,117          --     $18,602,117   $18,602,117          --

                186 Sales              --     $14,010,503   $10,400,025   $14,010,503   $ 3,610,478


                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              CommScope, Inc. of North Carolina Employees Profit Sharing and Savings Plan

June 21, 2000                 /s/ Jearld L. Leonhardt
-------------                 -----------------------
Date                          Jearld L. Leonhardt
                              Executive Vice President, Finance and
                              Administration signing both in his capacity as
                              Executive Vice President on behalf of the
                              Registrant and as Chief Financial Officer of the
                              Registrant and as a Member of the CommScope, Inc.
                              of North Carolina Employees Profit Sharing and
                              Savings Plan Investment Committee

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